UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell Plc First Quarter 2013 Scrip Dividend Programme Reference
Share Price
THE HAGUE, The Netherlands, May 22, 2013/PRNewswire-FirstCall/ --
The Board of Royal Dutch Shell plc ("RDS") (NYSE: RDS.A) (NYSE: RDS.B) today announced the Reference Share Price in respect of the first quarter interim dividend of 2013, which was announced on May 2nd, 2013 at $0.45 per A ordinary share ("A Share") and B ordinary share ("B Share") and $0.90 per American
Depository Share ("ADS").
Reference Share Price
The Reference Share price is used for calculating a Participating Shareholder's entitlement under the Scrip Dividend Programme, as defined below.

                                  Q1 2013
    Reference Share price (US$)   33.944

The Reference Share Price is the US dollar equivalent of the average of the closing price for the Company's A Shares listed on Euronext Amsterdam for the five dealing days commencing on (and including) the date on which the Shares are first quoted ex-dividend in respect of the relevant dividend.
The Reference Share Price is calculated by reference to the Euronext Amsterdam closing price in euro. The US dollar equivalent of the closing price on each of the dealing days referred to above is calculated using a market currency exchange rate prevailing at the time.
Reference ADS Price
ADS stands for "American Depositary Share". ADR stands for "American Depositary
Receipt". An ADR is a certificate that evidences ADSs (though the terms ADR and
ADS are often used interchangeably). ADSs are listed on the NYSE under the symbols RDS.A and RDS.B. Each ADS represents two ordinary shares, two ordinary A
Shares in the case of RDS.A or two ordinary B Shares in the case of RDS.B.

                                  Q1 2013
    Reference ADS price (US$)     67.888

The Reference ADS Price equals the Reference Share Price of the two A Shares underlying each new A ADS. A recent court ruling has established that Stamp Duty
Reserve Tax (SDRT) is not due on the issue of shares to a US depositary.
Therefore, the Reference ADS price no longer includes an adjustment for the deduction of SDRT (or the Dutch withholding tax associated with the payment of
SDRT). Given these changes, there is no longer a need to have an Alternative
Reference ADS Price. The Reference ADS Price will instead apply to all A ADSs and B ADSs.
Royal Dutch Shell plc is currently exploring together with the Depository how
ADS holders might reclaim SDRT amounts deducted on previous issues under the
Scrip Dividend Programme. Details will be made available as soon as possible on the dividend section of the Royal Dutch Shell plc website:
http://www.shell.com/dividend.
Scrip dividend programme
RDS provides shareholders with a choice to receive dividends in cash or in shares via a Scrip Dividend Programme.
Under the Programme shareholders can increase their shareholding in RDS by choosing to receive new shares instead of cash dividends if declared by RDS.
Only new A Shares will be issued under the Programme, including to shareholders who currently hold B Shares.
Joining the Programme may offer a tax advantage in some countries compared with receiving cash dividends. In particular, dividends paid out as shares will not be subject to Dutch dividend withholding tax (currently 15 per cent) and will not generally be taxed on receipt by a UK shareholder or a Dutch corporate shareholder.
Shareholders who elect to join the Programme will increase the number of shares held in RDS without having to buy existing shares in the market, thereby avoiding associated dealing costs.
Shareholders who do not join the Programme will continue to receive in cash any dividends declared by RDS.
Shareholders who held only B shares and joined the Scrip Dividend Programme are reminded they will need to make a Scrip Dividend Election in respect of their new A shares if they wish to join the Programme in respect of such new shares.
However, this is only necessary if the shareholder has not previously made a
Scrip Dividend Election in respect of any new A shares issued.
For further information on the Programme, including how to join if you are eligible, please refer to the appropriate publication available on
http://www.shell.com/scrip.
ENQUIRIES:
Shell Media Relations: International, UK, European Press, +44-207-934-5550
Shell Investor Relations: Europe: Peter van Driel, +31-70-377-4540 North
America: Ken Lawrence, +1-713-241-1042
Source: Royal Dutch Shell plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 23 May 2013	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary